Exhibit (c.2)

Fairness Analysis – June 18, 2008

Fairness Analysis

Going Private Transaction

June 18, 2008

Presentation to the Special Committee

of the Board of Directors

1

Navigant Consulting, Inc. | Valuation Services

Exhibit (c.2)

Fairness Analysis – June 18, 2008

TABLE OF CONTENTS

I.	DISCLAIMER	3
II.	SCOPE OF SERVICES	4
III.	BUSINESS DESCRIPTION AND TRANSACTION OVERVIEW	5
IV.	VALUATION APPROACH	11
V.	CONCLUSION	13
VI.	ANALYSIS	14
A.	DISCOUNTED CASH FLOW METHOD	16
B.	GUIDELINE COMPANY METHOD	22
C.	SIMILAR TRANSACTIONS METHOD	23

APPENDIX	25
A.	CAREGUIDE FINANCIAL STATEMENTS	26
B.	GUIDELINE COMPANY METHOD	29
C.	SIMILAR TRANSACTIONS METHOD	30
D.	DISCOUNT RATE INFORMATION	32
E.	DRAFT FAIRNESS OPINION	35

2

Navigant Consulting, Inc. | Valuation Services

Fairness Analysis - June 18, 2008

I. DISCLAIMER

The following presentation is confidential and was prepared exclusively for the benefit and internal use of the Navigant Consulting, Inc. (“Navigant Consulting”) client, the Special Committee of the Board of Directors (the “Special Committee”) of CareGuide, Inc. (“CareGuide” or the “Company”) and the Board of Directors of the Company as a whole, to whom it is directly addressed and delivered. The presentation was prepared in order to assist the Special Committee in evaluating the fairness, from a financial point of view, of the consideration to be paid to fractional shareholders (after the 1-for-100,000 reverse stock split for all shareholders with less than 100,000 shares) in conjunction with the acquisition of the Company by a shareholder control group (the “Majority Shareholders”), and does not carry any right of publication or disclosure, in whole or in part, to any other party. This presentation is for discussion purposes only and is incomplete without reference to, and should be viewed solely in conjunction with, the oral briefing provided by Navigant Consulting. Neither this presentation nor any of its contents may be used for any other purpose without the prior written consent of Navigant Consulting.

This presentation is based upon information provided by management of CareGuide (including financial forecasts) and reflects prevailing conditions and our views as of the analysis date, all of which are accordingly subject to change. In preparing this presentation, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information available from public sources or which was provided to us by or on behalf of the Company or which was otherwise reviewed by us. Our analyses are not and do not purport to be appraisals of the assets, stock, or business of the Company or any other entity. Navigant Consulting makes no representations as to the actual value which may be received in connection with a transaction nor the legal, regulatory (foreign or domestic), tax or accounting effects of consummating a transaction.

This presentation is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of the date hereof, and any material change in such circumstances and conditions would require a reevaluation of this presentation, which we are under no obligation to undertake. This presentation is subject to all of the assumptions, qualifications and limitations set forth herein and in the form of our fairness opinion letter which has been provided to you with this presentation.

Navigant Consulting, Inc. | Valuation Services	3

Fairness Analysis - June 18, 2008

II. SCOPE OF SERVICES

Navigant Consulting has been asked to render an opinion as to the fairness, from a financial point of view, of the consideration to be paid to fractional shareholders (after the 1-for-100,000 reverse stock split for all shareholders with less than 100,000 shares) in conjunction with the Majority Shareholders of the Company taking CareGuide private (the “Transaction”).

Navigant Consulting, Inc. | Valuation Services	4

Fairness Analysis - June 18, 2008

III. BUSINESS DESCRIPTION AND TRANSACTION OVERVIEW

CareGuide, based in Coral Springs, Florida, provides health management related services to health plans, preferred provider organizations, self-funded and fully-insured employer groups, and other healthcare payers. The Company is publicly held and traded on the over the counter (“OTC”) market under the ticker symbol, CGDE.OB. The Company was founded in 1995.

CareGuide has undergone a major repositioning in recent years by transitioning from a risk-based, capitated business to an administrative service only (“ASO”) and fee-for-service (“FFS”) based business. In the risk-based capitated programs, the Company was paid a specific amount per person managed and was responsible for the payment of provider claims. In an ASO and FFS based business, the Company receives a negotiated fee for its services without accepting risk for claims.

Given the risk and regulatory oversight associated with effectively being an insurance company (including extensive state regulation, licensing and capital requirements), the Company elected to end its risk-based, capitated program and move toward an ASO and FFS business model. The “new” model effectively makes the Company a venture stage company in the sense that its business model is now focused on care management rather than insurance risk. Although the Company has relationships and know-how, including expertise obtained in its Haelan Corporation acquisition, its business model is in transition. As of April 30, 2008, CareGuide reported having more than 200 customers and 200 employees, including 130 clinicians.

Navigant Consulting, Inc. | Valuation Services	5

Fairness Analysis - June 18, 2008

III. BUSINESS DESCRIPTION AND TRANSACTION OVERVIEW (CONTINUED)

CareGuide provides the following basic services. They include:

1.

Complex Care Management – The Company works with populations of insured individuals to reduce usage of hospitalization services through on-site nurses and physician guidance. Nurses in these cases work to provide in-home assessments and development of treatment programs with the goal of reducing hospitalization and improving personal health care.

2.

One Care StreetTM – One Care Street™ is a predictive health care management program that uses past experience to forecast the likelihood of specific covered individuals and groups of covered individuals to utilize health care services. One Care Street™ works with those covered individuals and groups to educate them on how to better understand health care issues and more efficiently use health care services.

3.

Disease Management and Utilization Management – Through a range of education and medical services, CareGuide works with patients who have chronic diseases, such as heart disease, chronic asthma, etc., to reduce hospitalization and overall health care costs. In Utilization and Care Management, the Company’s nurses work with certain populations of insured individuals to manage utilization of hospitalization and other medical services to prevent re-hospitalizations.

4.	CareGuide@Home – CareGuide@Home is an elder care management program that provides resources to families and caregivers to manage healthcare.

Navigant Consulting, Inc. | Valuation Services	6

Fairness Analysis - June 18, 2008

III. BUSINESS DESCRIPTION AND TRANSACTION OVERVIEW (CONTINUED)

Care management is projected to generate about $11.2 million of revenue in 2008 and expand to over $24.6 million by 2012. CareGuide’s flagship program, One Care Street™ (acquired in the Haelan acquisition), is a service that uses predictive tools (including regression analysis type equations) to forecast the most likely users of health service and assist in preventing unnecessary utilization of health care services.

The Company believes One Care Street™ has a dramatic advantage when compared to traditional disease and care management programs because of its unique capability to predict utilization and isolate problematic cases. The table below presents forecasted revenue by product line from 2008 through 2012:

Navigant Consulting, Inc. | Valuation Services	7

Fairness Analysis - June 18, 2008

III. BUSINESS DESCRIPTION AND TRANSACTION OVERVIEW (CONTINUED)

Management expects most of the increase in complex care management revenue to arise from existing clients, including Blue Cross/Blue Shield of Michigan, Anthem (formerly WellPoint), and WellCare of New York. By 2012, the core care management business is expected to account for approximately 56.6% of total revenue, down from approximately 60.1% in 2008.

In late 2007, the decision was made to consider taking the Company private. Company management identified the following factors in support of going private:

1.	The Company’s stock is so thinly traded on the OTC market that it gains relatively little benefit from being a publicly held company; and
2.

The Company has an extensive regulatory burden associated with being a publicly held company. Management estimates the potential cost savings as a result of going private to be between $400,000 and $500,000 annually. In addition, some staff now retained to meet regulatory reporting requirements would be unnecessary.

Per a letter dated June 3, 2008, the Special Committee of the Board of Directors of CareGuide outlined the terms and conditions governing an acquisition proposal from a group primarily comprised of investors and investor groups headed by the Company’s board members (the “Purchasing Group”). After discussions with Management and a comprehensive review of CareGuide’s projected financial data, the Purchasing Group set its purchase price for the fractional shares for all holders of less than 100,000 shares at 14 cents per share or $14,000 per share after giving effect to the reverse stock split.

Navigant Consulting, Inc. | Valuation Services	8

Fairness Analysis - June 18, 2008

III. BUSINESS DESCRIPTION AND TRANSACTION OVERVIEW (CONTINUED)

The major investors leading the Transaction directly account for approximately 73.2% of all outstanding shares of the Company.1

The Transaction will be accomplished as follows:

1.	The Company will execute a 1-for-100,000 reverse stock split for holders of less than 100,000 shares of common stock; and
2.	All fractional shares shall then be converted to cash at a post-split per share price of $14,000 per share (or $0.14 per share pre-split).

The Transaction, as outlined above, is predicated on financing, which in turn, is contingent on the following summarized terms and conditions:

1.	Negotiation of a definitive agreement between the Company and the Purchasing Group;
2.	Receipt by the Company’s board of a fairness opinion from Navigant Consulting;
3.	Satisfaction of all conditions related to the reverse stock split;

_________________________

1 Per April 2008 capitalization table and still applicable at May 31, 2008. Includes all shares owned by Essex Woodlands Health Ventures, Hickory Venture Capital Corporation, John Pappajohn, Psilos Group Partners and Derace Schaffer. Does not include any management or insider-owned shares contained as part of “other shareholders,” who own 13.2 million shares.

Navigant Consulting, Inc. | Valuation Services	9

Fairness Analysis - June 18, 2008

III. BUSINESS DESCRIPTION AND TRANSACTION OVERVIEW (CONTINUED)

4.	The Company having taken all necessary actions such that it is no longer subject to the reporting requirements governed by the SEC;
5.	Execution of a shareholder agreement by each member of the Purchasing Group; and,
6.	No material adverse effects on the Company between the announcement date and the closing date of the transaction.

Navigant Consulting, Inc. | Valuation Services	10

Fairness Analysis - June 18, 2008

IV. VALUATION APPROACH

Navigant Consulting estimated the Company’s value on a going concern basis utilizing the following approaches and methods:

1.	An income approach utilizing a Discounted Cash Flow (“DCF”) Method
2.	A market approach utilizing a Similar Transactions Method (“STM”)

Our valuation conclusion, using the income and market approaches, is outlined below:

Other approaches considered, but not used, included a “cost measure,” which focuses on the cost to build the business, and a “break-up value” measure which looks at the fair value of an entity’s assets and liabilities.

Navigant Consulting, Inc. | Valuation Services	11

Fairness Analysis - June 18, 2008

IV. VALUATION APPROACH (CONTINUED)

We also considered the Guideline Company Method of the market approach. However, we did not find a sufficient number of comparable guideline companies which resulted in an effective measure of the Company’s value.

The Company is currently traded on the OTC market. As of June 16, 2008, the closing price of CareGuide’s common stock was approximately 6 cents per share.

Navigant Consulting, Inc. | Valuation Services	12

Fairness Analysis - June 18, 2008

V. CONCLUSION

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Transaction is fair, from a financial point of view, to the Company’s common shareholders who would not retain their interest in the Company after completion of the Transaction.

Navigant Consulting, Inc. | Valuation Services	13

Fairness Analysis - June 18, 2008

VI. ANALYSIS

Summary Due Diligence

In the course of performing our review and analyses for rendering this opinion, we have:

➢

Reviewed the letter agreement (including its attached term sheet) dated April 16, 2008 between the Purchasing Group and the Company related to the Transaction (the “April 2008 Letter Agreement”) as well as a June 3, 2008 letter from Dr. Michael Barber, a member of the Special Committee of the Board of Directors, outlining the going private transaction proposal;

➢	Reviewed the Company’s internal financial statements for the fiscal years ended December 31, 2006 and December 31, 2007, and for the three month period ended March 31, 2008;
➢

Reviewed the Company’s publicly available SEC filings, including its annual reports for the periods ended December 31, 2006 and 2007, which include audited financial statements for the fiscal years 2006 and 2007 as well as quarterly financial reports for fiscal 2006 and 2007;

➢	Reviewed minutes of the Company’s board of directors for the previous two years;
➢

Reviewed a marketing presentation dated April 2008 prepared by Company management highlighting the Company’s business, ownership, leadership, repositioning strategy, industry trends, competitors, product/service offerings, key customers, and financial information;

➢	Visited the Company’s headquarters in Coral Springs, Florida;

Navigant Consulting, Inc. | Valuation Services	14

Fairness Analysis - June 18, 2008

VI. ANALYSIS (CONTINUED)

➢

Met with certain members of the Company’s senior and operating management to discuss the Company’s operations, repositioning strategy, key customers, historical/prospective financial results, future prospects (including risk factors), net operating loss (“NOL”) carryforwards, potential merger/acquisition candidates, and the rationale for the Transaction;

➢

Reviewed publicly available financial data, stock market performance data, and market multiples of companies in the healthcare services, managed health, and healthcare technology sectors for comparative purposes;

➢	Reviewed recent, arms-length transactions involving similar companies;
➢	Reviewed the stock price history and reported events of the Company; and
➢	Conducted such other studies, analyses and inquiries as we deemed appropriate.

Navigant Consulting, Inc. | Valuation Services	15

Fairness Analysis - June 18, 2008

A.	DISCOUNTED CASH FLOW METHOD

Overview

➢

We relied upon financial projections provided by CareGuide’s senior management. These include projections related to revenue, cost of sales, SG&A, other income, net working capital changes, capital expenditures, and depreciation & amortization. Navigant Consulting reviewed these projections and closely discussed these forecasts with management to ensure an understanding of the underlying assumptions.

➢

From the fiscal year ending December 31, 2008 to the fiscal year ending December 31, 2017, total revenue is projected to increase from $18.7 million to $55.4 million. Much of the Company’s revenue growth is projected to be driven by the Company’s complex care management service line and One Care Street™ service line. Complex care management revenue is expected to increase 120% between 2008 and 2012, while One Care Street™ revenue is expected to increase 209%. These two products, along with disease and utilization management, are expected to account for the largest share of revenue across the Company’s planning horizon.

➢

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) is expected to increase from approximately $938,000 for the fiscal year ending December 31, 2008 to $14.4 million for the fiscal year ending December 31, 2017. EBITDA margin is expected to be 5.0% in 2008 and is expected to level off at 26.0% starting in 2012. Management indicated that it attributes much of the margin improvement to the Company’s scalable business model.

➢

Earnings Before Interest and Taxes (“EBIT”) is expected to increase from a loss of $1 million for the fiscal year ending December 31, 2008 to $13.2 million for the fiscal year ending December 31, 2017.

Navigant Consulting, Inc. | Valuation Services	16

Fairness Analysis - June 18, 2008

A.	DISCOUNTED CASH FLOW METHOD (CONTINUED)

➢

As of December 31, 2007, the Company had $74.8 million of NOL carryforwards. Based on the Company’s net income projections for 2008, it is expected the balance of NOLs will increase to $75.9 million at December 31, 2008. Management expects the Company to be in a position to use the NOLs beginning in fiscal year 2009. Based on the age of the NOLs and management’s profitability expectation, it was assumed that the entire balance of the NOLs will be utilized by the Company. This tax benefit, therefore, was incorporated into our DCF analysis. It is projected that the last of the NOLs would be fully utilized by December 31, 2017.

➢

A discount rate of 22.0% was used in the analysis based on a weighted average cost of capital (“WACC”) analysis and an assessment of the specific risks associated with the Company. Discount rates ranging from 18.0% to 28.0% were analyzed in a DCF sensitivity analysis.

➢

A terminal year growth rate of 3.0% was used in the analysis based on our industry analysis and informed judgment. Terminal year growth rates ranging from 2.0% to 6.0% were analyzed in a DCF sensitivity analysis.

➢	A presentation of the projected financial performance for CareGuide for the fiscal years ending December 31, 2008 through 2017 and thereafter follows below.
➢	The incremental net working capital requirement was estimated to equal 5.0% of the incremental revenue of each year.

Navigant Consulting, Inc. | Valuation Services	17

Fairness Analysis - June 18, 2008

A.	DISCOUNTED CASH FLOW METHOD (CONTINUED)

➢	Capital expenditures were estimated by Management to remain steady at $500,000 per year throughout the projection period.
➢	Value based on the DCF method was determined to be $15.0 million on a non-marketable, minority basis. A 22.0% discount for lack of control and a 10.0% discount for lack of marketability were applied.

Navigant Consulting, Inc. | Valuation Services	18

Fairness Analysis - June 18, 2008

A.	DISCOUNTED CASH FLOW METHOD (CONTINUED)

TTM	Projections for the Years Ending December 31 (1)										Terminal
			3/31/2008	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	Year
Net Revenue			$18,986	$18,650	$26,311	$33,066	$38,464	$43,507	$47,858	$50,729	$52,251	$53,819	$55,433	$57,096
Growth Rate				*(16.2%)*	*41.1%*	*25.7%*	*16.3%*	*13.1%*	*10.0%*	*6.0%*	*3.0%*	*3.0%*	*3.0%*	*3.0%*
Cost of Sales			11,433	11,245	14,881	18,146	20,569	22,845	25,130	26,637	27,436	28,259	29,107	29,980
Gross Profit			7,553	7,406	11,430	14,920	17,896	20,662	22,728	24,092	24,815	25,559	26,326	27,116
Operating Expenses			11,101	6,467	7,371	8,186	8,816	9,369	10,306	10,925	11,252	11,590	11,938	12,296
EBITDA			(3,548)	938	4,059	6,734	9,080	11,293	12,422	13,168	13,563	13,969	14,389	14,820
EBITDA as a % of Revenue			*(18.7%)*	*5.0%*	*15.4%*	*20.4%*	*23.6%*	*26.0%*	*26.0%*	*26.0%*	*26.0%*	*26.0%*	*26.0%*	*26.0%*
Depreciation		(2)	3,006	1,959	1,418	1,099	1,036	1,154	1,154	1,154	1,154	1,154	1,154	1,154
Operating Income (EBIT)			**(6,554)**	**(1,020)**	**2,641**	**5,636**	**8,044**	**10,139**	**11,268**	**12,013**	**12,408**	**12,815**	**13,234**	**13,666**
EBIT as a % of Revenue			*(34.5%)*	*(5.5%)*	*10.0%*	*17.0%*	*20.9%*	*23.3%*	*23.5%*	*23.7%*	*23.7%*	*23.8%*	*23.9%*	*23.9%*
NOLs Accrued				74,831	75,852	73,211	67,575	59,531	49,392	38,124	26,111	13,702	887	0
NOL Adjustment Applied				0	2,641	5,636	8,044	10,139	11,268	12,013	12,408	12,815	887	0
Taxable EBIT				0	0	0	0	0	0	0	0	0	12,347	13,666
Income Taxes	38.6%			0	0	0	0	0	0	0	0	0	4,763	5,272
Debt-Free Net Income				**(1,020)**	**2,641**	**5,636**	**8,044**	**10,139**	**11,268**	**12,013**	**12,408**	**12,815**	**8,471**	**8,394**
After-Tax Margin				*(5.5%)*	*10.0%*	*17.0%*	*20.9%*	*23.3%*	*23.5%*	*23.7%*	*23.7%*	*23.8%*	*15.3%*	*14.7%*
Cash Flow														
Depreciation Expense				1,959	1,418	1,099	1,036	1,154	1,154	1,154	1,154	1,154	1,154	1,154
Working Capital Investment	5.0%			(180)	383	338	270	252	218	144	76	78	81	83
Capital Expenditures	n/a			500	500	500	500	500	500	500	500	500	500	500
Available Cash Flow				**618**	**3,176**	**5,897**	**8,310**	**10,541**	**11,705**	**12,524**	**12,986**	**13,391**	**9,044**	**8,965**
Partial Period				0.5738	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000	
Mid-Year Period				0.2869	1.0738	2.0738	3.0738	4.0738	5.0738	6.0738	7.0738	8.0738	9.0738	
Present Value Factor	22.0%	(2)		0.9445	0.8077	0.6621	0.5427	0.4448	0.3646	0.2989	0.2450	0.2008	0.1646	
PV of Available Cash Flows				**335**	**2,565**	**3,904**	**4,510**	**4,689**	**4,268**	**3,743**	**3,181**	**2,689**	**1,489**

Navigant Consulting, Inc. | Valuation Services	19

Fairness Analysis - June 18, 2008

A.	DISCOUNTED CASH FLOW METHOD (CONTINUED)

Navigant Consulting, Inc. | Valuation Services	20

Fairness Analysis - June 18, 2008

A.	DISCOUNTED CASH FLOW METHOD (CONTINUED)

As indicated previously, Navigant Consulting also performed a sensitivity analysis of the equity value related to the WACC and terminal year growth rate. The per share numbers are rounded to the nearest cent.

Our DCF sensitivity analysis resulted in a total equity value range of approximately $12 million to $18 million, or $0.12 to $0.18 per share.

Navigant Consulting, Inc. | Valuation Services	21

Fairness Analysis - June 18, 2008

B.	GUIDELINE COMPANY METHOD

Navigant Consulting also considered but did not use the results of a Guideline Company Method analysis in developing its valuation conclusions. The guideline comparables included:

➢	A series of publicly traded healthcare services firms located in the United States with characteristics similar to CareGuide as “Tier 1” Comparable Companies.
➢	Navigant Consulting also considered certain very large managed care companies as “Tier 2” comparable companies.
➢	All market data was obtained from CapitalIQ and is as of June 4, 2008.

Guideline Companies:

➢	The Companies, with one exception, had positive EBITDA measures as well as revenue measures.
➢

Each guideline company was established in its business and had considerably larger revenue bases, most of which was more diverse than CareGuide. The average trailing twelve months (“TTM”) revenue for the guideline companies was $21.6 billion and average TTM EBITDA was $1.3 billion.

➢	Because of the difference in the size and scope of the Guideline Companies, Navigant did not believe this to be an effective reflection of the value of CareGuide.

Navigant Consulting, Inc. | Valuation Services	22

Fairness Analysis - June 18, 2008

C.	SIMILAR TRANSACTIONS METHOD

Navigant Consulting also considered the results of a similar transactions method analysis in developing its valuation conclusions. The similar transactions included:

➢	Five transactions that occurred between January 1, 2006 and May 15, 2008 and one pending transaction as of May 15, 2008 were considered as part of the similar transactions method.
➢	Each transaction involved comparable companies in the healthcare services industry.
➢

A BEV/revenue the multiple of 2.0x was selected based on the low end of the range of the six transactions analyzed. The selection was made in part because of CareGuide’s current negative EBITDA and the uncertainty related to the change in the Company’s business model.

After the application of a 22.0% discount for lack of control and a 10.0% discount for lack of marketability, the selected multiple resulted in a total equity value range of $13.0 million to $16.0 million, or $0.13 to $0.16 per share.

Navigant Consulting, Inc. | Valuation Services	23

Fairness Analysis - June 18, 2008

C.	SIMILAR TRANSACTIONS METHOD (CONTINUED)

Estimated valuation range for this method is $13.0 million to $16.0 million.

Navigant Consulting, Inc. | Valuation Services	24

Fairness Analysis - June 18, 2008

APPENDIX

Navigant Consulting, Inc. | Valuation Services	25

Fairness Analysis - June 18, 2008

APPENDIX A - CAREGUIDE FINANCIAL STATEMENTS (IN THOUSANDS)

Source: Management Reports, Form 10-K and Forms 10-Q

Navigant Consulting, Inc. | Valuation Services	26

Fairness Analysis - June 18, 2008

APPENDIX A - CAREGUIDE FINANCIAL STATEMENTS (IN THOUSANDS)

Source: Management Reports, Form 10-K and Forms 10-Q

Navigant Consulting, Inc. | Valuation Services	27

Fairness Analysis - June 18, 2008

APPENDIX A - CAREGUIDE FINANCIAL STATEMENTS (IN THOUSANDS)

Source: Management Reports, Form 10-K and Forms 10-Q

Navigant Consulting, Inc. | Valuation Services	28

Fairness Analysis - June 18, 2008

APPENDIX B - GUIDELINE COMPANY METHOD

Navigant Consulting considered a group of publicly traded healthcare services companies to compare to CareGuide.

The guideline companies are:

➢	Involved in healthcare services, managed healthcare or health care technology;
➢	Located in the United States;
➢	Publicly traded; and,
➢	Have readily available financial data.

This method was not used in valuing the Company.

Financial Condition and Performance Measurements (in thousands)

Navigant Consulting, Inc. | Valuation Services	29

Fairness Analysis - June 18, 2008

APPENDIX C - SIMILAR TRANSACTIONS METHOD

Source: Capital IQ

(in millions)

Navigant Consulting, Inc. | Valuation Services	30

Fairness Analysis - June 18, 2008

APPENDIX C - SIMILAR TRANSACTIONS METHOD (CONTINUED)

The following is a description of the similar transaction companies.

Matria Healthcare, Inc. Transaction -- On January 27, 2008 Inverness Medical Innovations Inc. announced the plan to acquire Matria Healthcare, Inc. Matria Healthcare, Inc. provides integrated programs and services focused on wellness, disease and condition management, and informatics.

I-trax Inc. Transaction -- On April 24, 2008 Walgreen Co. acquired I-trax, Inc. I-trax, Inc. provides integrated workplace medical, pharmacy, wellness, fitness, and disease management services for employees, dependents, and retirees.

ParadigmHealth, Inc. Transaction -- On December 21, 2007 Inverness Medical Innovations, Inc. acquired ParadigmHealth, Inc. ParadigmHealth, Inc. provides care and disease management services for acute and clinical patients.

Axia Health Management, LLC Transaction -- On December 1, 2006 Healthways Inc. acquired Axia Health Management LLC. Axia Health Management, LLC provides an integrated suite of prevention health care programs including SilverSneakers Fitness Program, a physical activity program offered to Medicare-eligible members in the United States at fitness centers and class site.

Summex Corporation Transaction -- On June 13, 2006 WebMD Health Corp. acquired Summex Corporation. Summex Corporation provides health management services. It helps businesses by developing, implementing, and managing wellness programs that include a combination of online and offline health risk assessments, personal coaching, ongoing lifestyle education, financial incentives, health education materials, and telephonic health coaching.

CorSolutions Medical, Inc. Transaction -- On January 19, 2006 Matria Healthcare, Inc. acquired CorSolutions Medical, Inc. CorSolutions Medical, Inc. provides disease management and related services to employers, health plans, and government-sponsored healthcare programs.

Navigant Consulting, Inc. | Valuation Services	31

Fairness Analysis - June 18, 2008

APPENDIX D - DISCOUNT RATE INFORMATION

(in thousands)

Navigant Consulting, Inc. | Valuation Services	32

Fairness Analysis - June 18, 2008

APPENDIX D - DISCOUNT RATE INFORMATION (CONTINUED)

See footnotes on the following page.

Navigant Consulting, Inc. | Valuation Services	33

Fairness Analysis - June 18, 2008

APPENDIX D - DISCOUNT RATE INFORMATION (CONTINUED)

Navigant Consulting, Inc. | Valuation Services	34

Fairness Analysis - June 18, 2008

CareGuide, Inc.

4401 NW 124th Avenue

Coral Springs, FL 33065

Gentlemen:

We understand that CareGuide, Inc. (“CareGuide” or the “Company”) is proposing to implement a transaction in which it will undertake a 1-for-100,000 reverse stock split of the Company’s common stock, par value $0.01 per share (the “Common Stock”) for all shareholders with less than 100,000 shares, and make a cash payment to public shareholders who, on completion of the reverse stock split, will hold fractional shares of the Common Stock (the “Fractional Shareholders”). It is our understanding that fractional shares held by the Fractional Shareholders following the reverse stock split will be cashed-out at a price of $14,000 per share on a post-reverse split basis, or 14 cents per share on a pre-split basis (the “Transaction”). On completion of the Transaction (as defined below), the Fractional Shareholders will no longer have an interest in CareGuide and the Company will cease to be a reporting company. A group of investors (the “Purchasing Group”) primarily comprised of entities affiliated with members of the Company’s Board of Directors will finance the Transaction by investing in the Company and will own the Company following completion of the Transaction.

You have requested our opinion (the “Opinion”) as to the fairness, from a financial point of view, of the consideration to be paid to the Fractional Shareholders in the Transaction.

As part of our analysis for this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. We also took into account our experience in connection with similar transactions. Among other things, we have:

1.

Reviewed the letter agreement (including the attached term sheet) dated April 16, 2008 between the Purchasing Group and the Company related to the Transaction (the “April 2008 Letter Agreement”) as well as a June 3, 2008 letter from Dr. Michael Barber, a member of the Special Committee of the Board of Directors (the “Barber Letter”), outlining the going private transaction proposal;

2.	Reviewed the Company’s internal financial statements for the fiscal years ended December 31, 2006 and December 31, 2007, and for the three month period ended March 31, 2008;

APPENDIX E - DRAFT FAIRNESS OPINION (CONTINUED)

3.

Reviewed the Company’s publicly available SEC filings, including its annual reports for the periods ended December 31, 2006 and 2007, which include audited financial statements for the fiscal years 2006 and 2007 as well as quarterly financial reports for fiscal 2006 and 2007;

Navigant Consulting, Inc. | Valuation Services	35

Fairness Analysis - June 18, 2008

4.	Reviewed minutes of the Company’s board of directors for the previous two years;
5.

Reviewed a marketing presentation dated April 2008 prepared by Company management highlighting the Company’s business, ownership, leadership, repositioning strategy, industry trends, competitors, product/service offerings, key customers, and financial information;

6.	Visited the Company’s headquarters in Coral Springs, Florida;
7.

Met with certain members of the Company’s senior and operating management to discuss the Company’s operations, repositioning strategy, key customers, historical/prospective financial results, future prospects (including risk factors), net operating loss (“NOL”) carryforwards, potential merger/acquisition candidates, and the rationale for the Transaction;

8.

Reviewed publicly available financial data, stock market performance data, and market multiples of companies in the healthcare services, managed health, and healthcare technology sectors for comparative purposes;

9.	Reviewed recent, arms-length transactions involving similar companies;
10.	Reviewed the stock price history and reported events of the Company; and
11.	Conducted such other studies, analyses and inquiries as we deemed appropriate.

In rendering our Opinion, we have assumed the accuracy and completeness of all of the information that has been supplied to us with respect to CareGuide, its business and its industry. With respect to the financial forecast information furnished to or discussed with us by CareGuide, we have assumed that such information has been reasonably prepared and that it reflects the best currently available estimates and judgment of CareGuide’s management as to the expected future financial performance of CareGuide. For purposes of this Opinion, it has been represented to us that CareGuide has not consummated and does not contemplate any material transaction other than the Transaction and those activities undertaken in the ordinary course of business. We do not assume any responsibility for any independent verification of any information provided to us, and have further relied upon the assurance of management of CareGuide that it is not aware of any facts or circumstances that would make such information inaccurate or misleading in any respect material to our analysis.

APPENDIX E - DRAFT FAIRNESS OPINION (CONTINUED)

We have not made any physical inspection of any of the properties or assets of CareGuide, nor have we performed or obtained any independent appraisal of the properties or assets. Further, we have not evaluated the solvency or fair value of CareGuide under any domestic or international laws relating to bankruptcy, insolvency, or similar matters. In rendering our Opinion, we have assumed the following: (i) that the Transaction will occur consistent with the Barber Letter at a price of $14,000 per post-split share or 14 cents per pre-split share for all shareholders that hold less than 100,000 shares of common stock; (ii) that the Transaction will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, the Securities Exchange Act of 1934 and all other applicable foreign, federal and state

Navigant Consulting, Inc. | Valuation Services	36

Fairness Analysis - June 18, 2008

securities rules and regulations; (iii) that all requirements for the reverse stock split and payments to the Fractional Shareholders have been met; and, (iv) that in all material respects the Transaction has been structured subject to (i) through (iii) above.

Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter. Accordingly, although subsequent developments may affect the conclusions expressed in this Opinion, we do not assume any obligation to update, review or reaffirm our opinion.

This Opinion only addresses the matters specifically addressed hereby. Without limiting the foregoing, this Opinion does not address: (i) matters that require legal, regulatory, accounting, insurance, tax or other professional advice; (ii) the underlying business decision of CareGuide or any other party to proceed with or effect the Transaction; (iii) the fairness of any portion or aspect of the Transaction not expressly addressed in this Opinion including, without limitation, the fairness of any compensation to any of the Company’s officers, directors or employees, or any group of such persons, relative to the consideration to be received by the shareholders of the Company; (iv) the relative merits of the Transaction as compared to any alternative business strategies that might exist for CareGuide or the effect of any other transaction in which CareGuide might engage; (v) any matters related to the risks associated with being involved in the health care business, including but not limited to changes in federal, state or local law, ordinance or regulation, changes in technology or competitive climate; or, (vi) the tax or legal consequences of the Transaction to either CareGuide, its shareholders or any other party or (vii) the actual value which may be received in connection with the Transaction.

It is understood that this Opinion is intended for the benefit and use of the Special Committee of the Board of Directors of the Company in connection with its consideration of the Transaction. This letter is not to be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be used by the Company in conjunction with any proxy mailing to shareholders of the Company and related registration statement filing in connection with the Transaction, provided that Navigant Consulting has the right to review and approve the framework in which this document is used or referenced.

APPENDIX E - DRAFT FAIRNESS OPINION (CONTINUED)

We have acted as a financial advisor to the Special Committee of the Board of Directors of CareGuide and will receive a fee from CareGuide for this Opinion, no portion of which is contingent upon the consummation of the Transaction or the conclusions reached in this Opinion. In addition, CareGuide has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion.

Navigant Consulting and its affiliates have not previously been engaged by CareGuide or any other party to the Transaction. Navigant and its affiliates may seek to provide CareGuide and its respective affiliates with certain investment banking, consulting or other services unrelated to the Transaction in the future.

Navigant Consulting, Inc. | Valuation Services	37

Fairness Analysis - June 18, 2008

This Opinion has been approved by the Fairness Opinion Committee of Navigant Consulting. The Opinion does not constitute a recommendation to the Board or any shareholders of CareGuide regarding the proposed Transaction. Furthermore, this Opinion should not be construed as creating any fiduciary duty on the part of Navigant Consulting to any such party. Our Opinion is delivered to the recipient subject to the conditions, scope of engagement, limitations and understandings set forth in this Opinion and our retainer agreement, and subject to the understanding that the obligations of Navigant Consulting in connection with this Opinion are solely corporate obligations, and no officer, director, employee, agent, shareholder or controlling person of Navigant Consulting shall be subjected to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of you or your affiliates.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that the consideration to be paid by CareGuide to the Fractional Shareholders in connection with the Transaction is fair from a financial point of view to the Fractional Shareholders.

NAVIGANT CONSULTNG, INC.

Navigant Consulting, Inc. | Valuation Services	38